[REIS LETTERHEAD]
Reis, Inc.
530 Fifth Avenue
New York, NY 10036

BY EDGAR

July 3, 2008

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:   Ms. Kathleen Collins, Accounting Branch Chief

Re:                Reis, Inc. Form 10-K for the fiscal year ended December 31, 2007, filed March 14, 2008
                     Reis, Inc. Forms 8-K, filed April 3, 2008 and May 21, 2008 File No. 001-12917

Dear Ms. Collins:

     I am the Vice President and Chief Financial Officer of Reis, Inc. (“Reis” or the “Company”), and am responding to your letter of June 17, 2008, which provided comments on the above-referenced filings. In this letter, I have restated your comments, and then followed them with Reis’s responses.

Form 10-K for the Year Ended December 31, 2007 filed March 14, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Business Metrics of the Reis Services Business, page 32

1.	We note on page 34 that you define EBITDA as earnings before interest, taxes, depreciation and amortization. However, we note in your reconciliation of Net Income to EBITDA, your calculation of EBITDA excludes stock based compensation expense and impairment loss on real estate assets under development. As a result, your calculation of EBITDA is different than that as defined in Item 10(e)(1)(ii)(A) of Regulation S-K. Tell us how you considered Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in using a description other than EBITDA for this non-GAAP measure to clearly identify all adjustments.

Response:	We have reviewed Regulation S-K Item 10(e)(1)(ii)(A) and how it relates to our disclosure and the definition of EBITDA on page 34 of our Form 10-K. With regards to the impairment loss on real estate assets under development, management concluded that this charge was a non-cash item that should be treated in a manner consistent with depreciation and amortization expense. Additionally, we added back stock based compensation expense related to the options and RSUs as this was also a non-cash item.

Management has provided its reasoning as to why EBITDA is an appropriate measure, with respect to the Reis Services segment, on page 34 — namely that EBITDA of the Reis Services segment is an important metric for comparing Reis Services’s segment results with those of other companies in similar businesses. Management feels the analysis of Reis Services is most critical to investors in valuing Reis on a going forward basis as the business of Reis Services is our long-term business model and it is the way that management analyzes the Company. EBITDA for Reis as a whole is only presented for the purpose of explaining the derivation of EBITDA for the Reis Services segment. Other than in that table, we do not emphasize, or even discuss, EBITDA for Reis as a whole (the level at which both the impairment loss on real estate assets under development and stock based compensation is excluded). The reconciliation from consolidated GAAP net income is performed in this manner so as to be able to reconcile the segment items back to the consolidated GAAP financial information.

However, after reflecting on FAQ #14, management, in future filings, will adjust the definition and description of EBITDA used in our filings and releases as set forth in FAQ #14, to properly reflect and describe any adjustments to EBITDA being made for both the impairment loss on real estate assets under development and stock based compensation.

Note 1. Organization, Business, Merger and Terminated Plan of Liquidation

Revenue Recognition and Related Items, page F-18

2.	We note in your disclosure that subscription revenue is recognized ratably over the related contractual period. We also note on page 5 that you offer capped subscriptions that allow customers to download a fixed number of reports over a 12-month period. Clarify whether your revenue recognition policy for capped subscriptions is based on the number of reports provided or if revenue related to these subscriptions is being recognized ratably over the 12-month period.

Response:	Our revenue recognition policy as described on page F-18 states that “the Company’s subscription revenue is derived principally from subscriptions to its web-based services and is recognized as revenue ratably over the related contractual period, which is typically one year, but can be as long as 36 months.” This policy applies to all annual or multiyear subscriptions to our flagship product, Reis SE and to capped subscriptions to this product which allow the customers to download a fixed number of reports over a 12-month period. We do not record revenue for capped accounts on a usage basis.

We believe that our policy as stated is appropriate, as capped accounts are a component of subscriptions and, accordingly, revenue is recognized ratably over the contractual period.

Database Costs, page F-17

3.	We note you capitalize costs for the development of the database in connection with the identification and addition of new real estate properties and sale transactions which provide future economic benefit. Clarify what specific costs are being capitalized, including whether such costs are internal or external, and tell us what accounting literature you are relying on.

Response:

Background

Since its first audited financial statements in the 1980s, Reis’s accounting policy has been to capitalize the costs of adding properties to its databases. As noted in the 2007 Form 10-K, Reis is a provider of commercial real estate information and analytical tools which it sells primarily to commercial banks and lending institutions. Reis’s data and expertise are critical to its business model, which relies on its databases to generate revenues.

Reis’s flagship product is Reis Subscriber Edition (“Reis SE”) which provides online access to information and analytical tools designed to facilitate both debt and equity transactions. In addition to trend and forecast analysis at neighborhood and city levels, the product offers detailed building specific information such as rents, vacancy rate and lease terms, property sale information, new construction listings and proper valuation estimates.

In this regard, Reis’s products are derived from its databases of property level information. For example, the Survey database, described below, is the source of Reis’s long term metropolitan and submarket trends, some of which date back to 1980. On Reis’s web site, trends in vacancy, rents, construction and absorption are published back to 1990 at the metropolitan level and back to 1995 at the submarket level. Aggregated results of survey data that was collected as long ago as 1990 are still being sold to clients today, clearly demonstrating that the information had potential future value at the time it was collected.

In addition, several of Reis’s clients who subscribe to the web products receive, as part of their contract, a custom delivery of Reis’s deepest historical trends dating back to 1980 in many markets. Clients value these long-term trends because commercial real estate cycles often run on the order of 10 years from peak to trough with a full cycle extending as long as 20 years in some cases. This proprietary historical perspective also forms the basis of Reis’s five- and ten-year econometric forecasts, allowing for a more complete understanding of a market’s trajectory and further distinguishing Reis from its competition.

As discussed below, both individual records and trends are also sold in the Sales Comp database. In connection with the Sales Comp database, the individual sales record collected in one year retains value in subsequent years depending on the size of the competitive market or submarket, the frequency of transactions and the uniqueness of any particular sale.

In addition to selling individual sales comp records, Reis publishes a sales trend report based on the aggregation of sales comp records since 2004. This trend report could be positioned as a competitive product only after a number of years of historical data had been collected. As with the survey database, Reis’s products based on its sales comp database clearly demonstrate the future economic benefit of the initial record creation.

Policy

Reis capitalizes direct internal payroll and related benefits costs that it incurs to add properties to its databases prior to the accounting recognition of any revenues related to such properties. Its databases consist of the following:

•	Survey database. This is Reis’s main database and is used to track rents, vacancies and other lease terms at the property level. Reis’s survey department collects this information quarterly which forms the basis of property, peer group, submarket and metro historical trends. When Reis expands the coverage of the main survey database into new metropolitan areas, there is a team in operations (the IAG group) that is devoted to discovering these properties and entering them into the survey database. As a result, Reis is building an asset that will be used to generate future revenues since it sells subscriptions that give a subscriber access to its database. This initial record is created when the location and physical characteristics of the property are input. These characteristics rarely change over time. The cost to accumulate this information into a useable form is segmented and capitalized on a monthly basis. All survey costs (such as updating and modifying original data) after the initial discovery are expensed on a current basis.

•	New Construction database. This is a listing of all properties under construction, planned or proposed for the office, apartment and shopping center sectors in 80 metro areas. Reis’s new construction department is responsible for discovering these properties, entering them into the new construction database and maintaining the status of completion through regular research and calls to the developer and/or manager of the property. Once the property is completed, it is transferred to the main Survey database for ongoing survey. Thus, the new construction team feeds the expansion of the main survey database. As a result, these costs are part of Reis’s asset building process since this information becomes a part of its Survey Database, which in turn, is sold to outside third parties. In addition, Reis has developed this database to be sold on a stand alone basis. As a result, this database generates revenue on an integrated basis through the main Survey database, as well as on a stand alone basis.

•	Sales Comp database. This is a database of all commercial and industrial property sales of $2.0 million or more in 80 metropolitan markets. Reis’s separate sales comp department is responsible for creating and publishing each property sale record. Each sales comp record consists of property location information, physical characteristics, and transaction information, none of which change once the record is published. Thus, there is virtually no ongoing maintenance of these records, and the entire cost of the department is capitalized. Similar to Reis’s Survey database, Reis recognizes these costs as assets since it also successfully sells subscriptions to outside third parties.

In connection with the input to the above databases, employees involved in performing these data identification and accumulation activities generally are segmented into teams or entire departments devoted to the activities of initially discovering, researching and entering new records for which no income recognition for the property has previously been made by the Company. As noted above, only the initial costs are capitalized. All costs attributed to the maintenance of the record, after the initial entry, are expensed and not capitalized. Note 2 (Intangible Assets, Amortization and Impairment — Database Costs) on page F-17 of the 2007 Form 10-K provides the following disclosure:

“Database Costs

The Company capitalizes costs for the development of its database in connection with the identification and addition of new real estate properties and sale transactions which provide a future economic benefit. Amortization is calculated on a straight-line basis over a three or five year period. The Company capitalized approximately $550,000 during the period June 1, 2007 to December 31, 2007 related to the database. Costs of updating and maintaining information on existing properties in the database are expensed as incurred.”

Accounting Literature

Reis believes that the following literature supports the appropriateness and the general acceptance of its accounting policy for capitalization.

•	Reis considers the above databases to be intangible assets and thus believes SFAS 142, Goodwill and Other Intangible Assets (SFAS 142) is applicable. Reis believes that SFAS 142 does not proscribe cost capitalization in connection with its database costs. In this regard, SFAS 142, paragraph 2, “carries forward without reconsideration the provisions of Opinion No. 17 [APB Opinion No. 17] related to internally developed intangible assets.” In analogizing to APB Opinion No. 17, the FASB noted, that the guidance in APB Opinion No. 17 does not specify how the costs of internally developing specifically identifiable intangible assets that have limited lives should be treated. As a result, those costs may be either recognized as assets and amortized or expensed as incurred, as per paragraph B23 of SFAS 142.

•	Further, essentially carrying forward identical language from paragraph 24 of APB Opinion No. 17, Paragraph 10 of SFAS 142 requires the costs of “developing, maintaining or restoring intangible assets shall be recognized as an expense when incurred” — but only if the costs (a) are not specifically identifiable, (b) have indeterminate lives, or (c) are inherent in a continuing business and related to an entity as a whole. Since the databases in question are fully identifiable, have determinate (or at least estimable) lives, and are not inherent to the business, Reis believes these costs are not required to be expensed in accordance with paragraph 10 of SFAS 142.

•	SFAS 142 and its predecessor pronouncements have attempted to describe situations in which capitalization would not be permitted; there has not been definitive guidance that has been published describing when it is permitted. Moreover, as described above, paragraph 10 of SFAS 142 is not applicable to Reis since the database costs in question are fully identifiable, have determinate (or at least estimable) lives, and are not inherent to the business.

•	There is accounting guidance which supports capitalization of internal costs, such as, (i) SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”), (ii) SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed (“SFAS 86”), and (iii) SFAS 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects (“SFAS 67”). Under SOP 98-1[1] and SFAS 86[2], payroll and payroll related costs are

1   Paragraph 31(b) of SOP 98-1 states that “[p]ayroll and payroll-related costs (for example, costs of employee benefits) for employees who are directly associated with and who devote time to the internal-use allowed to be capitalized. Similar to Reis’s accounting policy, subsequent costs to maintain the software are expensed. In addition, SFAS 67[3] indicates that costs incurred (which would include payroll costs) associated with the acquisition, development, and construction of a project shall be capitalized.

•	SOP 98-1 considers software to be identifiable, to have a determinate life and to have probable future economic benefits. SOP 98-1 refers to the “probable future economic benefits” as its position for determining that software capitalization is not inherent to the business. APB Opinion No. 17, paragraph 24 (which is referenced in SFAS 142, paragraph 10) states that “inherent in a continuing business and related to an enterprise as a whole — such as goodwill...” (emphasis added). Thus this statement is equating the concept of “inherent in a continuing business” to goodwill. Therefore, on the spectrum from goodwill (which if developed internally should be expensed under SFAS 142) to software capitalization (which if developed internally is capitalized under SOP 98-1), Reis’s database capitalization is consistent with software capitalization since its database costs are identifiable assets with future economic benefits, as opposed to internal goodwill which is not attributable to a company’s assets and liabilities.

•	In 2000, when the EITF attempted to address this issue (EITF 00-2 and EITF 00-20), it was unable to achieve a consensus as to when the capitalization policy was either appropriate or unacceptable — suggesting that broad and diverse practice exists. There continues to be no specific authoritative literature on this issue and the accounting community has dealt with the subject on a case by case basis. Issue Summary No. 1 of EITF 00-20, paragraph 32, provided reasoning for capitalization with respect to paragraph 24 of APB Opinion No. 17, stating that “...it seems reasonable to conclude that internally developed intangible assets that (a) are specifically identifiable, (b) have determinable lives, and (c) are computer software project, to the extent of the time spent directly on the project. Examples of employee activities include but are not limited to coding and testing during the application development stage.”

2   Paragraph 5 of SFAS 86 states that “[c]osts of producing product masters incurred subsequent to establishing technological feasibility shall be capitalized. Those costs include coding and testing performed subsequent to establishing technological feasibility. Software production costs for computer software that is to be used as an integral part of a product or process shall not be capitalized until both (a) technological feasibility has been established for the software and (b) all research and development activities for the other components of the product or process have been completed.”

3   Paragraph 7 of SFAS 67 states that “[p]roject costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project. Indirect project costs that relate to several projects shall be capitalized and allocated to the projects to which the costs relate. Indirect costs that do not clearly relate to projects under development or construction, including general and administrative expenses, shall be charged to expense as incurred.”

not inherent in a continuing business and related to an enterprise as a whole should be capitalized.”

•	By analogy to other industries, acceptance of capitalization of these kinds of costs has in some instances been permitted (e.g., title insurance companies). In this regard, SFAS 61, Accounting For Title Plant, which requires capitalization “including the costs incurred to obtain, organize and summarize historical information in an efficient and useful manner until the title plant can be used by the enterprise to do title searches”. Such costs have to be “directly related to, and properly identified with, the activities necessary to construct the title plant.” Reis believes its databases are intrinsically similar to the assets of a title insurance company, and as a result, its payroll and payroll related costs are directly and properly identified with the activities necessary to build, organize and summarize its databases prior to the recognition of any revenue for the specific property. Similar to a title insurance company, subsequent costs to maintain the databases are expensed.

Based on the foregoing discussion, Reis believes that its capitalization policy for database costs is consistent with authoritative accounting literature under U.S. generally accepted accounting principles as it pertains to similar types of internally created intangible assets.

Note 10. Stock Plan and Other Incentives, page F-45

4.	We note that your current disclosure does not appear to provide all of the disclosures required by SFAS 123R. In this regard, we note that you do not provide a discussion of the method used to determine the significant assumptions used to estimate the fair value of your share-based payment arrangements. Please tell us how you considered including all of the disclosure requirements of paragraphs 64-65, 84 and A240-242 of SFAS 123R.

Response:	Within Note 10, we described all equity and liability based awards with explicit disclosure of their terms and conditions. The equity awards consist of stock options and restricted stock units (“RSUs”). We considered all of the disclosure requirements of paragraphs 64, 65, 84 and A240-242 and believe that we have addressed these items appropriately, with the exception of the requirements of the first portion of paragraph 65, which is not applicable for Reis, paragraph 84 which we describe below and two items which we intend to address prospectively in future filings as described below.

With regards to paragraph 84, we had adopted SFAS 123R in a prior period. All stock option awards had been fully vested by the end of 2004; therefore no expense was charged to an income statement or required a proforma disclosure during the three years ended December 31, 2007. Additionally, as a result of changes made to the stock options in 2006 while the Company was utilizing the liquidation basis of accounting, the then outstanding options were treated as liability awards with the change in liability reflected in the statement of changes in net assets in liquidation. No new awards were made after 2004, until May 2007 in connection with the Merger.

Within the paragraphs on page F-48 describing the RSUs granted in May 2007, we state that the awards are treated as equity awards and that the grant date fair value of $10.40 per RSU is charged to compensation expense. Management did not disclose that the $10.40 fair value was determined based on the closing price ($10.40) of Reis’s common stock on May 30, 2007 as required by paragraph A240e(1). We will modify our disclosure in future filings to include this information. The per share weighted average fair value of options granted in 2007 of $2.67 is presented in the table on page F-46 and we have disclosed the use of the Black-Scholes option pricing model and the assumptions used to make this estimate on pages F-48 and F-49, which meets the disclosure requirements of paragraph A240e(1) and (2).

With respects to paragraphs A240d(1) and (2), there was no explicit disclosure of aggregate intrinsic value for equity award options in Note 10. We will modify our disclosure in the 2008 Form 10-K and future filings, to explicitly state this information.

Exhibit 31.1 Certifications

5.	We note here and in your subsequent Form 10-Q filed May 12, 2008 that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

Response:	We will identify the individuals as requested in future disclosures.

Forms 8-K filed April 3, 2008 and May 21, 2008

     6.     We note your reference to the non-GAAP financial measure EBITDA in the transcripts of your fourth quarter 2007 and first quarter 2008 financial results calls. Tell us how you considered Regulation G and Questions 22 and 24 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to provide a presentation of the most directly comparable financial measure calculated in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure with the most comparable financial measure calculated in accordance with GAAP on your web site at the time the non-GAAP financial measure was made public as well as making the location of your web site public in the same presentation.

Response:	We note that, in the case of each financial results call, at the time of the call, the presentation of the most directly comparable financial measure calculated in accordance with GAAP, as well as a reconciliation of the differences between the non-GAAP financial measure and the most comparable financial measure calculated in accordance with GAAP, was available at the www.reis.com website (both in the applicable Form 10-K or Form 10-Q and in the financial result press release). We note that, on each such call, we referred listeners to the “Events” portion of the www.reis.com website. On future financial results calls, we will specifically indicate that further information, including a reconciliation of EBITDA to net income, is available at the www.reis.com website, both in the applicable Form 10-K and Form 10-Q and in the applicable press release.

On behalf of Reis, I hereby acknowledge that:

•	Reis is responsible for the adequacy and accuracy of the disclosure in the filing(s);
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Reis may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to your comments. Please do not hesitate to contact me at (212) 921-1122 x248 (phone) or (212) 421-7442 (fax).

Sincerely,

/s/  Mark P. Cantaluppi
Mark P. Cantaluppi
Vice President, Chief Financial Officer